EXHIBIT 3.1

PROPOSED AMENDMENTS TO THE AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION OF

HEALTHCARE AI ACQUISITION CORP.

“RESOLVED, as a special resolution, THAT:

The text of Article 163 of the Amended and Restated Memorandum of Association and Articles of Association of the Company be deleted in its entirety and replaced by the following:

(a) Notwithstanding any other provisions of the Articles, the Company shall consummate a Business Combination by October 14, 2026, provided however that if the board of Directors anticipates that the Company may not be able to consummate a Business Combination by October 14, 2026, the Company may, without the need for any further approval of the Members, extend the period of time to consummate a Business Combination up to twelve times, on a month-to-month basis until October 14, 2027 (each month so extended, the “Extended Date”), by depositing into the trust account $0.10 per non-redeemed Public Share per month (the “Extended Period”). In the event that (x) the Company does not consummate a Business Combination by October 14, 2026 or (in the case of up to twelve valid extensions of an additional one month) October 14, 2027, or (y) the board of Directors determines in its sole discretion to no longer seek an initial Business Combination, whichever is earlier, the Company shall: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, including interest earned on the Trust Fund and not previously released to the Company to pay income taxes, if any, divided by the number of Public Shares then in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in the case of sub-articles (ii) and (iii), to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.

(b) If any amendment is made to Article 163(a) that would modify the substance or timing of the Company’s obligation to provide holders of our Class A Shares the right to have their shares redeemed in connection with our initial Business Combination or to redeem 100% of our Public Shares if the Company does not complete its initial Business Combination by depositing into the trust account $0.10 per non-redeemed Public Share per month for each Extended Period until the Extended Date, or with respect to any other provision relating to the rights of holders of our Class A Shares, each holder of Public Shares shall be provided with the opportunity to redeem their Public Shares upon the approval of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, including interest earned on the Trust Fund and not previously released to the Company to pay its income taxes, if any, divided by the number of Public Shares then in issue.